PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – May 20, 2015 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that the board of directors of each of Banro and Banro Group (Barbados) Limited has authorized and declared, in respect of the December 31, 2014 Dividend Payment Date, a dividend payable of US$0.67 per Banro Series A Share and Barbados Preferred Share and, in respect of the March 31, 2015 Dividend Payment Date, a dividend payable of US$0.68 per Banro Series A Share and Barbados Preferred Share (such dividends referred to herein as the “Accrued Dividends”).

The Accrued Dividends are payable to holders of record of Banro Series A Shares and Barbados Preferred Shares on May 27, 2015 and will be paid on June 4, 2015.

In accordance with the requirements of the articles of Banro and Banro Group (Barbados) Limited, Banro hereby notifies holders of Banro Series A Shares and holders of Barbados Preferred Shares of the following information necessary to calculate the amount of the Accrued Dividends. Defined terms used in this press release which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited.

  The simple average of the Reference Gold Price during the three-month period ending on September 30, 2014 is US$1,281.90, and the simple average of the Reference Gold Price during the three-month period ending on December 31, 2014 is US$1,201.40.

  The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.

  Immediately prior to December 31, 2014, the dividends on the Banro Series A Shares and the Barbados Preferred Shares in respect of the September 30, 2014 Dividend Payment Date were accrued and unpaid, and immediately prior to March 31, 2015, the dividends on the Banro Series A Shares and the Barbados Preferred Shares in respect of the December 31, 2014 Dividend Payment Date were accrued and unpaid.

  The Monthly Production Level for the third quarter of 2014 is 10,614 ounces of gold per month, such that the Annual Dividend Yield is 11.5%, and the Monthly Production Level for the fourth quarter of 2014 is 12,745 ounces of gold per month, such that the Annual Dividend Yield is 12.5%.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com